Form 6-K
No. (1)
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of   April 2007
Commission file number: 0-15741
AB ELECTROLUX

(Translation of registrant’s name into English)
S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

Date: April 26, 2007	By	/s/ Richard S. Pietch

PRESS RELEASE	Stockholm, Date Page 1 of 21

Contents
Net sales and income	2
Outlook for 2007	3
Cash flow	3
Financial position	4
Business areas	6
Structural changes	9
Financial statements	12
Interim Report January — March 2007
Stockholm, April 26, 2007
•	Net sales for continuing operations increased by 1.5% to SEK 24,930m (24,553) and income for the period amounted to SEK 492m (232), or SEK 1.76 (0.79) per share

•	Net sales rose by 7.5% in comparable currencies

•	Operating income rose by 26.2% to SEK 757m, excluding items affecting comparability

•	Improved results across all business areas

•	The Group gained market shares in Europe, North America and Latin America

•	Improved mix and growth in sales generated positive effects

•	Higher prices for raw materials adversely affected income in the quarter

•	Marketing activities increased, particularly for appliances in Europe

	Q1	Q1	Change
SEKm	2007	2006	%

Continuing operations
Net sales	24,930	24,553	1.5
Operating income1)	757	455	66.4
Operating income, excluding items affecting comparability	757	600	26.2
Margin, %	3.0	2.4
Income after financial items	670	387	73.1
Income after financial items, excluding items affecting comparability	670	532	25.9
Margin, %	2.7	2.2
Income for the period	492	232	112.1
Income for the period, excluding items affecting comparability	492	377	30.5
Earnings per share, SEK2)	1.76	1.28
Value creation	86	-23	109
Return on net assets, %	15.7	10.2
Return on net assets, excluding items affecting comparability, %	13.5	10.6
Total, including discontinued operations3)
Income for the period	492	807	-39.0
Earnings per share, SEK2)	1.76	2.75

1)	Operating income for the first quarter of 2007 includes no items affecting comparability, compared to SEK -145m for the first quarter of 2006, see page 12.
2)	Basic, based on an average of 279.7 (294.0) million shares for the first quarter of 2007 after buy-backs. For earnings per share after dilution, see page 12.
3)	Discontinued operations, the Group’s former Outdoor Products operations, include the period January-May of 2006.

For definitions, see page 19.

AB ELECTROLUX (PUBL)
POSTAL ADDRESS	MEDIA HOTLINE	INVESTOR RELATIONS	E-MAIL
SE-105 45 STOCKHOLM	+46 8 657 65 07	+46 8 738 60 03	ir@electrolux.se
VISITING ADDRESS	TELEFAX	WEB SITE	REG.NO.
S:T GÖRANSGATAN 143	+46 8 738 74 61	www.electrolux.com	556009-4178

1

Interim Report January — March 2007 | Stockholm, April 26, 2007

The Group’s Outdoor Products operations were distributed under the name of Husqvarna to the Electrolux shareholders in June 2006. As of June 2006, Husqvarna is reported as discontinued operations in the income and cash flow statements for 2006. Assets and liabilities for Husqvarna were excluded from the balance sheet as of May 31, 2006. The balance sheet items are according to the historical financial statements. In addition to these working capital and net assets as of March 31, 2006, exclusive of outdoor operations, are presented on page 4. For information on Electrolux accounting and valuation principles, see page 20.
The comments in this Interim Report refer to continuing operations.
Net sales and income
First quarter
Net sales for the Electrolux Group in the first quarter of 2007 amounted to SEK 24,930m as against SEK 24,553m in the previous year. Sales were positively impacted by changes in volume/price/mix while changes in exchange rates had a negative impact. Sales increased by 7.5% in comparable currencies.

Changes in net sales	Q1
%	2007

Changes in Group structure	0.0
Changes in exchange rates	-6.0
Changes in volume/price/mix	7.5

Total	1.5

Operating income increased to SEK 757m (455), corresponding to 3.0% (1.9) of net sales. Income after financial items improved to SEK 670m (387), which corresponds to 2.7% (1.6) of net sales. Income for the period increased to SEK 492m (232), corresponding to SEK 1.76 (0.79) in earnings per share.
Operating income rose in all business areas for the first quarter of 2007, mainly as a result of higher sales volumes, improved mix and more efficient production. However, costs related to raw materials had an adverse effect on operating income. Common Group costs increased due to costs, approximately SEK 40m, related to a fire in a warehouse for appliances for the operation in South Africa.
Income excluding items affecting comparability
There were no items affecting comparability in the first quarter of 2007. In the first quarter of 2006, a charge was taken in the amount of SEK 145m within items affecting comparability related to the plant closure in Nuremberg, Germany. More information on restructuring can be found on page 9 and in the table on page 12.
Excluding the items affecting comparability in 2006, operating income for the first quarter of 2007 increased by 26.2% to SEK 757m (600), corresponding to 3.0% (2.4) of net sales. Income after financial items increased by 25.9% to SEK 670m (532), representing 2.7% (2.2) of net sales. Income for the period increased by 30.5% to SEK 492m (377), corresponding to SEK 1.76 (1.28) in earnings per share.
Effects of changes in exchange rates
Changes in exchange rates compared to the previous year, including both translation and transaction effects, had virtually no impact on operating income for the first quarter of 2007. Transaction effects net of hedging contracts amounted to SEK 38m and were mainly due to the weakening of the US dollar against several other currencies. Translation of income statements in subsidiaries had an effect of SEK -36m, mainly due to the strengthening of the Swedish krona against the US dollar.
The effect of changes in exchange rates on income after financial items amounted to SEK -3m.

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Interim Report January — March 2007 | Stockholm, April 26, 2007

Financial net
Net financial items for the first quarter increased to SEK -87m compared to SEK -68m for the corresponding period in the previous year. The increase is mainly due to higher net borrowings, excluding Husqvarna.
Discontinued operations
Income for the period from discontinued operations amounted to SEK 575m in the first quarter of 2006 and refers to the former Outdoor Products operations, Husqvarna, which was distributed to Electrolux shareholders in June 2006. For information on accounting principles for discontinued operations, see page 20.
Outlook — for the full year 2007*
Market demand for appliances in 2007 is expected to show continued growth in Europe, while the North American market is expected to decline as compared to 2006. Raw material costs are expected to have an adverse effect on the Group’s operating income.
Operating income in 2007 is expected to be somewhat higher than in 2006, excluding items affecting comparability.
* The outlook is unchanged from when it was first reported in February 2007.
Cash flow
Cash flow from operations and investments amounted to SEK -677m for the first quarter of 2007.
Cash flow from operations amounted to SEK 265m. Spending on restructuring was high in the quarter and had a negative effect on cash flow. Outlays were related mainly to the closure of the appliances plant in Nuremberg, Germany. Changes in operating assets and liabilities also had a negative effect on cash flow. Changes in trade receivables and accounts payable were driven mainly by the growth in sales, particularly within the European and Latin American operations. Inventory levels rose in the quarter, negatively affecting cash flow. The increase was partly related to coming product launches in Europe and a seasonal build-up of inventories in the US.
Cash flow from investments amounted to SEK -942m. Increases in capital expenditure in the first quarter referred mainly to the new plant for front-load washing machines in Juarez, Mexico.

Cash flow from continuing operations
	Q1	Q1	Full year
SEKm	2007	2006	2006

Cash flow from operations, excluding change in operating assets and liabilities	540	925	5,263
Change in operating assets and liabilities	-275	-94	-703

Cash flow from operations	265	831	4,560
Divestment of operations	—	—	1,064
Capital expenditure in tangible fixed assets	-788	-578	-3,152
Other	-154	-162	-298

Cash flow from investments	-942	-740	-2,386

Cash flow from operations and investments	-677	91	2,174

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Interim Report January — March 2007 | Stockholm, April 26, 2007

Financial position
To adapt the Group’s capital structure, an Extraordinary General Meeting in December 2006 decided on a mandatory redemption procedure of shares. The redemption procedure and the payment of the redemption amount of SEK 20 per share totaling SEK 5,579m were carried out at the end of January 2007.
Equity
Total equity as of March 31, 2007, amounted to SEK 14,570m (26,903), which corresponds to SEK 51.78 (91.01) per share. Return on equity was 14.2% (12.2). Excluding items affecting comparability, return on equity was 14.2% (14.4).
Net borrowings
Net borrowings decreased somewhat to SEK 5,958m (6,775). Compared to the previous year, net borrowings have been affected by the allocation of debt to Husqvarna in June 2006 and the capital distribution to shareholders at the beginning of 2007. The net debt/equity ratio was 0.41 (0.25). The equity/assets ratio was 23.8% (33.5).

Net borrowings	March 31,	March 31,	December 31,
SEKm	2007	2006	2006

Interest-bearing liabilities	10,557	12,221	7,495
Liquid funds	4,599	5,446	7,799

Net borrowings	5,958	6,775	-304

Net debt/equity ratio	0.41	0.25	-0.02
Equity/assets ratio, %	23.8	33.5	22.7

The balance sheet items as of March 31, 2006 are reported in accordance with the historical financial statements. In accordance with International Financial Reporting Standards (IFRS), previous periods have not been adjusted for the distributed Outdoor Products operations, Husqvarna. In the table below, working capital and net assets for the Electrolux Group are, however, also presented exclusive of Husqvarna.

Working capital and net assets		March 31,
		2006
	March 31,	excluding	March 31,
SEKm	2007	Husqvarna	2006

Inventories	13,966	12,930	19,170
Trade receivables	20,949	19,504	27,386
Accounts payable	-15,969	-14,161	-17,197
Provisions	-11,998	-14,376	-15,286
Prepaid and accrued income and expenses	-5,966	-6,599	-7,496
Taxes and other assets and liabilities	-2,224	-923	-1,614

Working capital	-1,242	-3,625	4,963

% of annualized net sales	-1.2	-3.7	3.7

Property, plant and equipment	14,823	14,541	18,371
Goodwill	2,054	2,077	3,888
Other non-current assets	3,713	3,649	4,315
Deferred tax assets and liabilities	1,180	1,134	1,429

Net assets	20,528	17,776	32,966

Return on net assets, %	15.7	10.2	18.1
Return on net assets, excluding items affecting comparability, %	13.5	10.6	17.3
Value creation	86	-23	557

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Interim Report January — March 2007 | Stockholm, April 26, 2007

Figures for the previous year in the comments below concerning working capital, net assets and value created are excluding Husqvarna.
Working capital
Working capital as of March 31, 2007, amounted to SEK -1,242m (-3,625), corresponding to -1.2% (-3.7) of annualized net sales. Inventories amounted to SEK 13,966m (12,930) and trade receivables to SEK 20,949m (19,504), corresponding to 13.8% (13.2) and 20.7% (19.9) of annualized net sales, respectively. Accounts payable amounted to SEK 15,969m (14,161), corresponding to 15.8% (14.5) of annualized net sales.
Net assets and return on net assets
Net assets as of March 31, 2007, amounted to SEK 20,528m (17,776). Average net assets for the year increased to SEK 19,334m (17,859).
Adjusted for items affecting comparability, average net assets amounted to SEK 22,381m (22,649), corresponding to 22.4% (23.1) of net sales. Items affecting comparability refers to restructuring provisions and provisions for post-employment benefits due to the IFRS transition.
The return on net assets was 15.7% (10.2), and 13.5% (10.6), excluding items affecting comparability.
Value created
Value creation is the primary financial performance indicator for measuring and evaluating financial performance within the Group. The model links operating income and asset efficiency with the cost of the capital employed in operations. The model measures and evaluates profitability by region, business area, product line, or operation.
Total value created during the first quarter of 2007 improved to SEK 86m as compared to SEK -23m in the previous year. The WACC rate for 2007 is computed at 12% as compared to 11% for 2006. The change in WACC rate had a negative impact of SEK 56m on value created in 2007. The capital-turnover rate was 4.46 (4.34).

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Interim Report January — March 2007 | Stockholm, April 26, 2007

Operations by business area
Changes in net sales and operating income by business area in comparable currencies are given on page 16.

Consumer Durables, Europe
Consumer Durables, Europe
	Q1	Q1	Full year
SEKm	2007	2006	2006

Net sales	10,554	9,999	44,233
Operating income	470	405	2,678
Operating margin, %	4.5	4.1	6.1

Industry shipments of core appliances
in Europe	Q1
Units, year-on-year, %	2007

Western Europe	0.2
Eastern Europe (excluding Turkey)	12.9

Total Europe	2.6

Core appliances
Industry shipments of core appliances in Europe increased by almost 3% in the first quarter of 2007. Shipments in Western Europe were relatively unchanged compared to the previous year, mainly due to the weak German market. Shipments in Western Europe grew by 2% excluding Germany. Shipments in Eastern Europe continued to show a strong increase.
Group sales of core appliances in Europe rose over the previous year mainly on the basis of higher sales volumes. The Group gained market share compared to the same period in the previous year. Operating income rose on the basis of an improved product mix and higher sales volumes.
Aggressive launches of new products within core appliances continued in the quarter, supported by a significant increase in the marketing spend. The new products have so far been well received by consumers. Costs for raw materials increased significantly in the quarter. The Nuremberg plant in Germany was closed in March, and production has been moved mainly to the Group’s production facilities in Poland.
Floor-care products
Demand for floor-care products in Europe increased in the first quarter compared to the same period last year. The Group continued to take market shares in the first quarter. Group sales rose on the basis of higher volumes. Operating income increased strongly as a result of higher volumes and a favorable trend for production costs.

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Interim Report January — March 2007 | Stockholm, April 26, 2007

Consumer Durables, North America
Consumer Durables, North America	Q1	Q1	Full year
SEKm	2007	2006	2006

Net sales	8,622	9,097	36,171
Operating income	258	213	1,462
Operating margin, %	3.0	2.3	4.0

Industry shipments of appliances
in the US	Q1
Units, year-on-year, %	2007

Core appliances	-7.7
Major appliances	-9.4

Major appliances
Industry shipments of core appliances in the US declined in the first quarter compared to the same period of the previous year.
Group sales of major appliances in North America rose in comparable currency in the quarter on the basis of higher sales volumes. Operating income increased and operating margin improved somewhat. Significantly higher costs for raw materials were offset by more efficient production as well as savings from restructuring. Production of refrigerators at the Group’s new plant in Juarez, Mexico, proceeded according to plan.
Floor-care products
Demand for floor-care products in the US grew in the first quarter, compared to the same period last year. Group sales increased in local currency as a result of an improved product mix. Operating income rose significantly on the basis of the improved mix and a favorable trend for production costs.

Consumer Durables, Latin America
Consumer Durables, Latin America	Q1	Q1	Full year
SEKm	2007	2006	2006

Net sales	1,983	1,769	7,766
Operating income	82	77	339
Operating margin, %	4.1	4.4	4.4

Industry shipments of major appliances in Brazil increased by 19% in the first quarter of 2007, compared to the same period in the previous year. Brazil is the Group’s major market in Latin America.
Group sales rose by 21% in comparable currencies, as a result of higher sales volumes. Operating income improved but margin declined. Operating margin was negatively impacted by higher costs for raw materials and higher brand investments, following a record number of product launches at the end of the quarter.

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Interim Report January — March 2007 | Stockholm, April 26, 2007

Consumer Durables, Asia/Pacific and Rest of world
Consumer Durables, Asia/Pacific and
Rest of world	Q1	Q1	Full year
SEKm	2007	2006	2006

Net sales	2,076	2,094	8,636
Operating income	2	-47	163
Operating margin, %	0.1	-2.2	1.9

Australia and New Zealand
Market demand for major appliances in Australia was virtually flat in the first quarter, compared to the same period last year. Group sales were in line with the previous year, in comparable currencies. Operating income improved significantly in the first quarter, mainly on the basis of an improved product mix and savings from restructuring which offset higher costs for raw materials as well as brand investments.
China
Market statistics for shipments of major appliances in China indicate strong growth in the first quarter, compared to the same period last year. Group sales in the region declined significantly in the first quarter as a result of the change in business model last year, which included exiting from unprofitable retail outlets. In addition, the anticipated improvement in product mix through launches of new innovative products did not materialize in the first quarter. The operating loss was on a level with the corresponding period in the previous year.

Professional Products
Professional Products	Q1	Q1	Full year
SEKm	2007	2006	2006

Net sales	1,688	1,588	6,941
Operating income	103	83	535
Operating margin, %	6.1	5.2	7.7

Global demand for food-service and laundry equipment is estimated to have grown by approximately 2% compared to the first quarter of the previous year.
Food-service equipment
Group sales of food-service equipment showed good growth in the first quarter as a result of higher volumes and increased prices. Volume growth referred mainly to emerging markets and the US. Operating income increased significantly in the quarter, mainly as a result of higher volumes and cost savings. Higher costs for raw materials, especially stainless steel, were partially compensated by higher sales prices.
Laundry equipment
Group sales of laundry equipment increased somewhat in the first quarter. Operating income was slightly lower due to negative currency effects on sales in the US market. Increased costs for raw materials were offset by higher prices and more efficient production, the order intake remained strong. A new generation of professional laundry products is currently being introduced in the market.

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Interim Report January — March 2007 | Stockholm, April 26, 2007

Structural changes
In April 2007, it was decided to close the cooker plant in Fredericia, Denmark. Production in Fredericia will be discontinued by the end of 2007 and production will be relocated to other plants in Europe. Approximately 150 employees will be affected by the closure. The closure involves a total cost of approximately SEK 70m, which will be taken as a charge against operating income during 2007, within items affecting comparability.
New definition of gross operating income as of 2007
Costs for inventories and transport of finished products to customers are reported as of 2007 under costs of goods sold within gross operating income in the consolidated income statement. These costs were previously reported under selling expenses. The reason for the change is that these costs are to a great extent related to sales volumes and net sales, and that selling expenses in many cases are interpreted as overhead costs.
The comparative figures in the income statements for 2006 have been restated in accordance with the change. The adjustment for the first quarter of 2006 involves a reduction of SEK 1,249m in gross operating income and 5.1 percentage points in gross margin. Selling expenses have been reduced by SEK 1,249m. Gross operating income and gross margin for the full year 2006 have been reduced by SEK 4,339m and 4.2 percentage points, respectively. Selling expenses have been reduced by SEK 4,339m. Operating income and margins are unchanged.
Distribution of funds to shareholders
Redemption of shares
On the basis of the Group’s strong balance sheet after the spin-off of Husqvarna AB as well as the strong cash-flow, an Extraordinary General Meeting in December 2006 resolved upon a mandatory redemption of shares at SEK 20 per share in accordance with the proposal by the Board of Directors. This corresponded to a capital distribution of SEK 5,579m to Electrolux shareholders. Payment to shareholders was made at the end of January 2007.
The purpose of the redemption procedure was to adjust Electrolux capital structure and thereby contribute to increased shareholder value. After the capital distribution, Electrolux has a capital structure that will provide the flexibility that is necessary for Electrolux to implement its strategy, which includes investments in product development, building the Electrolux brand, and conducting restructuring measures as well as growth through possible acquisitions.
Dividend
In accordance with the proposal of the Board of Directors, the Annual General Meeting (AGM) of April 16, 2007 authorized a dividend for 2007 amounting to SEK 4.00 (7.50) per share, for a total dividend payment of SEK 1,126m (2,222). The cash dividend corresponds to 36% of income for the period 2006 for continuing operations, excluding items affecting comparability. The level of the dividend reflects the fact that Husqvarna AB is no longer part of the Group as well as the capital distribution to Electrolux shareholders in the first quarter of 2007, as described above.
The Group’s goal is for the dividend to correspond to at least 30% of income for the period, excluding items affecting comparability.

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Interim Report January — March 2007 | Stockholm, April 26, 2007

Other items
New Board members
The Annual General Meeting in April 2007 adopted the proposal of the Nomination Committee for Board members and Chairman of the Board. It was determined that the Board of Directors should consist of nine Directors without deputies, as against seven authorized by the AGM in 2006.
Marcus Wallenberg, Peggy Bruzelius, Hans Stråberg, Louis R. Hughes, Barbara Milian Thoralfsson and Caroline Sundewall were re-elected to the Board. John Lupo, Johan Molin and Torben Ballegaard Sørensen were elected as new Board members. Marcus Wallenberg was appointed Chairman of the Board of Directors, replacing Michael Treschow, who had declined re-election.
Three additional members, with deputies, are appointed by the Swedish employee organizations, in accordance with Swedish labor laws.
For information on Board members, visit www.electrolux.com.
Transfer of own shares
For the last few years Electrolux has acquired own shares for the purpose of using these shares to finance potential company acquisitions and as a hedge for the Group’s incentive programs.
In accordance with the proposal by the Board of Directors, the AGM in 2007 decided to authorize the Board to transfer own shares in connection with company acquisitions during the period up until the AGM in 2008. The AGM also authorized transfers of repurchased B-shares to cover costs that may arise as a result of the previous employee stock-option programs for 2001-2003 and the Electrolux Performance Share Program 2005.
In the first quarter of 2007, senior managers purchased 1,277,399 B-shares from Electrolux under the terms of the employee stock-option programs, and 1,178,743 B-shares were allotted under the terms of the Performance Share Program 2004. As of March 31, 2007 Electrolux held 27,530,614 B-shares, corresponding to 8.9% of the total number of outstanding shares. See table on page 15.
Asbestos litigation in the US
Litigation and claims related to asbestos are pending against the Group in the US. Almost all of the cases refer to externally supplied components used in industrial products manufactured by discontinued operations prior to the early 1970s. Many of the cases involve multiple plaintiffs who have made identical allegations against many other defendants who are not part of the Electrolux Group.
As of March 31, 2007, the Group had a total of 1,701 cases pending, representing approximately 2,670 plaintiffs. A total of 262 new cases with approximately 265 plaintiffs were filed and 249 pending cases with approximately 5,300 plaintiffs were resolved during the first quarter of 2007. Approximately 640 of the plaintiffs relate to cases pending in the state of Mississippi.
Additional lawsuits may be filed against Electrolux in the future. It is not possible to predict either the number of future claims or the number of plaintiffs that any future claims may represent. In addition, the outcome of asbestos claims is inherently uncertain and always difficult to predict and Electrolux cannot provide any assurances that the resolution of these types of claims will not have a material adverse effect on its business or on results of operations in the future.

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Interim Report January — March 2007 | Stockholm, April 26, 2007

Parent Company AB Electrolux
Net sales for the Parent Company, AB Electrolux, for the first quarter of 2007 amounted to SEK 1,402m (1,418). Income after financial items was SEK 189m (457), including dividends from subsidiaries in the amount of SEK 197m (448). Income for the period amounted to SEK 199m (469).
Capital expenditure in tangible and intangible assets was SEK 20m (5). Liquid funds at the end of the period amounted to SEK 1,526m (2,215) as against SEK 4,280m at the start of the year.
Stockholm, April 26, 2007
Hans Stråberg
President and CEO

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Interim Report January — March 2007 | Stockholm, April 26, 2007

A new definition of gross operating income has been implemented as of 2007. Comparative figures in the income statements for 2006 have been adjusted according to the change. The adjustment for the first quarter of 2006 involves a reduction of SEK 1,249m in gross operating income as costs of goods sold increased and selling expenses decreased by the corresponding amounts. The adjustment on gross operating income and selling expenses for the full year 2006 amounts to SEK 4,339m. Operating income and margin for 2006 are unchanged. For more information and the reason to the change, see page 9.
Consolidated income statement

			Full year
SEKm	Q1 2007	Q1 2006	2006

Net sales	24,930	24,553	103,848
Cost of goods sold	-20,553	-20,221	-84,003

Gross operating income	4,377	4,332	19,845
Selling expenses	-2,519	-2,566	-10,955
Administrative expenses	-1,103	-1,159	-4,467
Other operating income/expenses	2	-7	152
Items affecting comparability	—	-145	-542

Operating income*	757	455	4,033
Margin, %	3.0	1.9	3.9

Financial items, net	-87	-68	-208

Income after financial items	670	387	3,825
Margin, %	2.7	1.6	3.7
Taxes	-178	-155	-1,177

Income for the period from continuing operations	492	232	2,648
Income for the period from discontinued operations	—	575	1,199
Income for the period	492	807	3,847
Attributable to:
Equity holders of the Parent Company	492	807	3,847
Minority interest in income for the period	0	0	0

* Operating income includes:
Depreciation and amortization	-692	-688	-2,758

Continuing operations
Earnings per share, SEK	1.76	0.79	9.17
Diluted, SEK	1.76	0.79	9.14

Total
Earnings per share, SEK	1.76	2.75	13.32
Diluted, SEK	1.76	2.72	13.27
Number of shares after buy-backs, million	281.4	295.6	278.9
Average number of shares after buybacks, million	279.7	294.0	288.8
Diluted, million	280.2	296.6	289.8

Items affecting comparability

			Full year
SEKm	Q1 2007	Q1 2006	2006

Restructuring provisions and write-downs
Appliances plant in Torsvik, Sweden	—	—	-43
Appliances plant in Nuremberg, Germany	—	-145	-145
Appliances plants in Adelaide, Australia	—	—	-302
Reversal of unused restructuring provisions	—	—	60
Capital gain/loss on divestments
Divestment of Electrolux Financial Corp, USA	—	—	61
Divestment of 50% stake in Nordwaggon AB, Sweden	—	—	-173

Total	—	-145	-542

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Interim Report January — March 2007 | Stockholm, April 26, 2007

Consolidated balance sheet

SEKm	March 31, 2007	March 31, 2006	Dec. 31, 2006

Assets
Property, plant and equipment	14,823	18,371	14,209
Goodwill	2,054	3,888	1,981
Other intangible assets	1,824	2,245	1,780
Non-current derivatives	—	118	—
Other non-current assets	4,298	5,085	3,988

Total non-current assets	22,999	29,707	21,958
Inventories	13,966	19,170	12,041
Trade receivables	20,949	27,386	20,905
Other current assets	3,663	4,413	3,709
Current derivatives	267	664	318
Short-term investments	532	185	1,643
Cash and cash equivalents	3,460	4,194	5,475

Total current assets	42,837	56,012	44,091

Total assets	65,836	85,719	66,049

Equity and liabilities
Equity attributable to equity holders of the Parent Company	14,569	26,901	13,193
Minority interests	1	2	1

Total equity	14,570	26,903	13,194
Long-term borrowings	3,809	5,050	4,502
Non-current derivatives	2	43	—
Deferred tax liabilities	1,229	1,658	1,205
Provisions for post-employment benefits	6,642	8,132	6,586
Long-term provisions	4,009	4,714	4,258

Total non-current liabilities	15,691	19,597	16,551
Accounts payable	15,969	17,197	15,320
Tax liabilities	1,867	1,470	1,651
Share redemption	—	—	5,579
Short-term liabilities	9,736	11,036	9,293
Short-term borrowings	6,405	6,606	2,582
Current derivatives	251	470	247
Other provisions	1,347	2,440	1,632

Total current liabilities	35,575	39,219	36,304

Total equity and liabilities	65,836	85,719	66,049

Contingent liabilities	1,214	1,626	1,022

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Consolidated cash flow statement

			Full year
SEKm	Q1 2007	Q1 2006	2006

Operations
Income after financial items	670	387	3,825
Depreciation and amortization	692	688	2,758
Capital gain/loss included in operating income	—	—	112
Restructuring provisions	-683	-85	-737
Share-based compensation	20	20	86
Change in accrued and prepaid interest	-41	-145	-38
Taxes paid	-118	60	-743

Cash flow from operations, excluding change in operating assets and liabilities	540	925	5,263

Change in operating assets and liabilities
Change in inventories	-1,545	-728	-748
Change in trade receivables	1,108	1,258	-856
Change in other current assets	-71	-6	-354
Change in accounts payable	194	-319	1,779
Change in other operating liabilities and provisions	39	-299	-524

Cash flow from change in operating assets and liabilities	-275	-94	-703

Cash flow from operations	265	831	4,560

Investments
Divestment of operations	—	—	1,064
Capital expenditure in property, plant and equipment	-788	-578	-3,152
Capitalization of product development and software	-110	-121	-515
Other	-44	-41	217

Cash flow from investments	-942	-740	-2,386

Cash flow from operations and investments	-677	91	2,174

Financing
Change in short-term investments	1,185	539	-805
Change in borrowings	2,977	-1,192	-1,408
Dividend	—	—	-2,222
Redemption of shares	-5,582	—	—
Repurchase and sale of shares	106	441	-1,463

Cash flow from financing	-1,314	-212	-5,898

Cash flow from continuing operations	-1,991	-121	-3,724

Cash flow from discontinued operations
Cash flow from operations	—	-4,241	-2,446
Cash flow from investments	—	-494	-727
Cash flow from financing	—	4,512	8,504

Cash flow from discontinued operations	—	-223	5,331

Total cash flow	-1,991	-344	1,607
Cash and cash equivalents at beginning of period	5,475	4,420	4,420
Exchange-rate differences	-24	118	-552
Cash and cash equivalents at end of period	3,460	4,194	5,475

Change in net borrowings
Total cash flow, excluding change in loans and short-term investments	-6,155	-4,204	3,820
Net borrowings at beginning of period	304	-2,974	-2,974
Exchange-rate differences referring to net borrowings	-107	403	-542
Net borrowings at end of period	-5,958	-6,775	304

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Change in total equity

			Full year
SEKm	Q1 2007	Q1 2006	2006

Opening balance	13,194	25,888	25,888
Available for sale instruments	21	—	30
Change in revaluation and hedge reserve	-40	257	387
Translation differences	777	-510	-2,081
Share-based payment	20	20	86

Income for the period recognized directly in equity	778	-233	-1,578

Income for the period	492	807	3,847

Total recognized income and expenses for the period	1,270	574	2,269

Repurchase and sale of shares	106	441	-1,463
Dividend payment	—	—	-2,222
Distribution of Husqvarna shares	—	—	-5,696
Redemption of shares	—	—	-5,582

Total transactions with equity holders	106	441	-14,963

Closing balance	14,570	26,903	13,194

Key ratios1)

			Full year
SEKm	Q1 2007	Q1 2006	2006

Continuing operations
Earnings per share, SEK 2)	1.76	0.79	9.17
Excluding items affecting comparability, SEK	1.76	1.28	10.89
Return on net assets, %	15.7	10.2	23.2
Excluding items affecting comparability, %	13.5	10.6	21.2
Capital expenditure, SEKm	-788	-578	-3,152
Average number of employees	56,280	54,090	55,471

Including discontinued operations
Return on equity, %	14.2	12.2	18.7
Excluding items affecting comparability, %	14.2	14.4	21.1
Net debt/equity ratio	0.41	0.25	-0.02
Net debt/equity ratio, adjusted for share redemption	—	—	0.40

1)	For definitions, see page 19.

2)	Basic, on average number of shares after buy-backs, see page 17.
Shares

				Shares held
	Outstanding	Outstanding	Shares held	by other
Number of shares	A-shares	B-shares	by Electrolux	shareholders

Number of shares as of January 1, 2007	9,502,275	299,418,033	29,986,756	278,933,552
Shares sold to senior managers under the stock option programs	—	—	-1,277,399	1,277,399
Shares allotted to senior managers under the Performance Share Program 2004	—	—	-1,178,743	1,178,743

Number of shares as of March 31, 2007	9,502,275	299,418,033	27,530,614	281,389,694

As % of total number of shares			8.9%

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Net sales by business area

			Full year
SEKm	Q1 2007	Q1 2006	2006

Consumer Durables, Europe	10,554	9,999	44,233
Consumer Durables, North America	8,622	9,097	36,171
Consumer Durables, Latin America	1,983	1,769	7,766
Consumer Durables, Asia/Pacific and Rest of world	2,076	2,094	8,636
Professional Products	1,688	1,588	6,941
Other	7	6	101

Total	24,930	24,553	103,848

Operating income by business area

			Full year
SEKm	Q1 2007	Q1 2006	2006

Consumer Durables, Europe	470	405	2,678
Margin, %	4.5	4.1	6.1
Consumer Durables, North America	258	213	1,462
Margin, %	3.0	2.3	4.0
Consumer Durables, Latin America	82	77	339
Margin, %	4.1	4.4	4.4
Consumer Durables, Asia/Pacific and Rest of world	2	-47	163
Margin, %	0.1	-2.2	1.9
Professional Products	103	83	535
Margin, %	6.1	5.2	7.7

Total business areas	915	731	5,177
Margin, %	3.7	3.0	5.0
Common Group costs, etc.	-158	-131	-602
Items affecting comparability	—	-145	-542

Operating income	757	455	4,033

Change in net sales by business area

		Q1 2006 in
		comparable
Year-over-year, %	Q1 2007	currencies

Consumer Durables, Europe	5.6	7.4
Consumer Durables, North America	-5.2	6.3
Consumer Durables, Latin America	12.1	20.8
Consumer Durables, Asia/Pacific and Rest of world	-0.9	5.6
Professional Products	6.3	9.3

Total change	1.5	7.5

Change in operating income by business area

		Q1 2006 in
		comparable
Year-over-year, %	Q1 2007	currencies

Consumer Durables, Europe	16.0	18.4
Consumer Durables, North America	21.1	38.7
Consumer Durables, Latin America	6.5	10.8
Consumer Durables, Asia/Pacific and Rest of world	N/A	N/A
Professional Products	24.1	24.1

Total change, excluding items affecting comparability	26.2	32.8

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Exchange rates

			Full year
SEK	Q1 2007	Q1 2006	2006

USD, average	6.98	7.82	7.38
USD, end of period	7.02	7.77	6.87
EUR, average	9.18	9.37	9.26
EUR, end of period	9.34	9.41	9.05
GBP, average	13.67	13.64	13.58
GBP, end of period	13.75	13.50	13.49

Net sales and income per quarter

		Q1	Q2	Q3	Q4	Full year

Net sales, SEKm	2007	24,930
	2006	24,553	25,322	26,087	27,886	103,848

Operating income, SEKm	2007	757
	Margin, %	3.0
	2007 1)	757
	Margin, %	3.0
	2006	455	862	685	2,031	4,033
	Margin, %	1.9	3.4	2.6	7.3	3.9
	2006 1)	600	844	1,136	1,995	4,575
	Margin, %	2.4	3.3	4.4	7.2	4.4

Income after financial items, SEKm	2007	670
	Margin, %	2.7
	2007 1)	670
	Margin, %	2.7
	2006	387	783	684	1,971	3,825
	Margin, %	1.6	3.1	2.6	7.1	3.7
	2006 1)	532	765	1,135	1,935	4,367
	Margin, %	2.2	3.0	4.4	6.9	4.2

Income for the period, continuing operations, SEKm	2007	492
	2006	232	541	440	1,435	2,648

Earnings per share, continuing operations, SEK 2)	2007	1.76
	2007 1)	1.76
	2006	0.79	1.83	1.54	5.01	9.17
	2006 1)	1.28	1.85	2.81	4.95	10.89

Value creation, continuing operations, SEKm	2007	86
	2006	-23	256	565	1,404	2,202

Income for the period, SEKm	2007	492
	2006	807	1,165	440	1,435	3,847

Earnings per share, SEK 2)	2007	1.76
	2007 1)	1.76
	2006	2.78	3.95	1.54	5.05	13.32
	2006 1)	3.27	3.97	2.81	4.99	15.04

1) Excluding items affecting comparability.
2) Basic, based on average number of shares after buy-backs.

Number of shares, basic

Number of shares after buy-backs, million	2007	281.4
	2006	295.6	290.3	281.8	278.9	278.9
Average number of shares after buy-backs, million	2007	279.7
	2006	294.0	295.0	291.6	280.4	288.8

Items affecting comparability

Restructuring provisions, write-downs and capital	2007	—
loss on divestment, SEKm	2006	-145	18	-451	36	-542

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Net sales by business area per quarter

SEKm		Q1	Q2	Q3	Q4	Full year

Consumer Durables, Europe	2007	10,554
	2006	9,999	10,336	11,226	12,672	44,233

Consumer Durables, North America	2007	8,622
	2006	9,097	9,287	9,216	8,571	36,171

Consumer Durables, Latin America	2007	1,983
	2006	1,769	1,697	1,913	2,387	7,766

Consumer Durables, Asia/Pacific and Rest of world	2007	2,076
	2006	2,094	2,196	2,101	2,245	8,636

Professional Products	2007	1,688
	2006	1,588	1,749	1,605	1,999	6,941

Operating income by business area per quarter

SEKm		Q1	Q2	Q3	Q4	Full year

Consumer Durables, Europe	2007	470
	Margin, %	4.5
	2006	405	376	672	1,225	2,678
	Margin, %	4.1	3.6	6.0	9.7	6.1

Consumer Durables, North America	2007	258
	Margin, %	3.0
	2006	213	383	333	533	1,462
	Margin, %	2.3	4.1	3.6	6.2	4.0

Consumer Durables, Latin America	2007	82
	Margin, %	4.1
	2006	77	76	83	103	339
	Margin, %	4.4	4.5	4.3	4.3	4.4

Consumer Durables, Asia/Pacific and Rest of world	2007	2
	Margin, %	0.1
	2006	-47	54	58	98	163
	Margin, %	-2.2	2.5	2.8	4.4	1.9

Professional Products	2007	103
	Margin, %	6.1
	2006	83	143	127	182	535
	Margin, %	5.2	8.2	7.9	9.1	7.7

Common Group costs, etc.	2007	-158
	2006	-131	-188	-137	-146	-602

Items affecting comparability	2007	—
	2006	-145	18	-451	36	-542

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Five-year review

		Excluding
		Husqvarna
	2006	2005	2005	2004 1)	2003 2)	2002 2)

Net sales, SEKm	103,848	100,701	129,469	120,651	124,077	133,150
Operating income, SEKm	4,033	1,044	3,942	4,807	7,175	7,731
Margin, %	3.9	1.0	3.0	4.0	5.8	5.8
Margin, excluding items affecting comparability, %	4.4	4.0	5.4	5.6	6.2	6.1

Income after financial items, SEKm	3,825	494	3,215	4,452	7,006	7,545
Margin, %	3.7	0.5	2.5	3.7	5.6	5.7
Margin, excluding items affecting comparability, %	4.2	3.4	4.8	5.3	6.0	6.0

Income for the period, SEKm	2,648	-142	1,763	3,259	4,778	5,095
Earnings per share, SEK	9.17	-0.49	6.05	10.92	15.25	15.58
Average number of shares after buy-backs, million	288.8	291.4	291.4	298.3	313.3	327.1
Dividend, SEK	4.00	7.50	7.50	7.00	6.50	6.00

Value creation, SEKm	2,202	1,305	2,913	3,054	3,449	3,461
Return on equity, %	18.7	—	7.0	13.1	17.3	17.2
Return on net assets, %	23.2	5.4	13.0	17.5	23.9	22.1
Net debt/equity ratio	-0.02	—	0.11	0.05	0.00	0.05
Capital expenditure, SEKm	3,152	3,654	4,765	4,515	3,463	3,335
Average number of employees	55,471	57,842	69,523	72,382	77,140	81,971

1)	Restated to comply with IFRS, except for IAS 39. If IAS 39 had been applied in 2004, the volatility in income, net borrowings and equity would most probably have been higher.

2)	Comparative figures for the years 2002 and 2003 have not been restated to comply with IFRS. A restatement of those years would follow the same pattern as the restatement of 2004, i.e., the effects on income and equity would be limited.
Definitions

Capital indicators
Annualized sales	In computation of key ratios where capital is related to net sales, the latter are annualized and converted at year-end exchange rates and adjusted for acquired and divested operations.

Net assets	Total assets exclusive of liquid funds and interest-bearing financial receivables less operating liabilities, non-interest-bearing provisions and deferred tax liabilities.

Working capital	Current assets exclusive of liquid funds and interest-bearing financial receivables less operating liabilities and non-interest-bearing provisions.

Net borrowings	Total borrowings less liquid funds.

Net debt/equity ratio	Net borrowings in relation to equity.

Equity/assets ratio	Equity as a percentage of total assets less liquid funds.

Other key ratios
Earnings per share	Income for the period divided by the average number of shares after buy-backs.

Operating margin	Operating income expressed as a percentage of net sales.

Value creation	Operating income excluding items affecting comparability less the weighted average cost of capital (WACC) on average net assets excluding items affecting comparability: [(Net sales - operating costs = operating income) - (WACC x average net assets)]. The WACC rate before tax for 2007 is calculated at 12% compared to 11% for 2006, 12% for 2005 and 2004 and 13% for 2003 and 2002.

Return on equity	Income for the period expressed as a percentage of average equity.

Return on net assets	Operating income expressed as a percentage of average net assets.

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Accounting and valuation principles
Electrolux applies International Financial Reporting Standards (IFRS) as adopted by the European Union. This Interim Report has been prepared in accordance with IAS 34, Interim Financial Reporting, and RR 31 from the Swedish Financial Accounting Standards Council. There are no changes in the Group’s accounting and valuation principles compared with the accounting and valuation principles described in Note 1 of the Annual Report 2006. IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, has been applied for the accounting of the Husqvarna operations as described below.
Discontinued operations
The Outdoor Products operations of the Group were distributed to shareholders in June 2006, under the name of Husqvarna AB. The Outdoor Products operations were transferred to Husqvarna AB at book values.
As of June 2006, Husqvarna is reported as discontinued operations in the income and cash flow statements for 2006. Discontinued operations include the period January-May, 2006.
In accordance with IFRS 5, Non-current Assets held for Sale and Discontinued Operations, the net results for the distributed Outdoor Products operations in 2006 are reported in the Group’s income statement as a single net in the item “Income for the period from discontinued operations”. This means that the comparison figures for the former Outdoor Products operations are excluded from the sales and expenses reported in the income statements for 2006. Similarly, Outdoor Products operations are reported in the cash-flow statement for 2006 under “Cash flow from discontinued operations”. The adjustments have been made on the basis of the actual reporting for the operations within the Outdoor Products operations. In addition, a representative share of common Group costs has been allocated. Adjustments have also been made for historical financing and tax charges for the Outdoor Products operations.
Assets and liabilities for Husqvarna were excluded from the balance sheet as of May 31, 2006. The balance sheet items as per March 31, 2006 are the historical financial statements.

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This report has not been audited.
Telephone conference and presentation
A telephone conference and a presentation will be held at 16.00 CET on April 26, 2007, at the Electrolux head office at S:t Göransgatan 143 in Stockholm, Sweden. The presentation will be chaired by Hans Stråberg, President and CEO of Electrolux. Mr. Stråberg will be accompanied by Fredrik Rystedt, CFO.
A slide presentation for the first quarter of 2007 will be available on the Electrolux website www.electrolux.com/ir

Financial reports in 2007
Interim report April — June	July 17
Interim report July — September	October 22
For more information
Peter Nyquist, Vice President, Investor Relations and Financial Information: +46 8 738 60 03
Financial information from Electrolux is also available at www.electrolux.com/ir
Factors affecting forward-looking statements
This report contains “forward-looking” statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Such statements include, among others, the financial goals and targets of Electrolux for future periods and future business and financial plans. These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially due to a variety of factors. These factors include, but may not be limited to the following; consumer demand and market conditions in the geographical areas and industries in which Electrolux operates, effects of currency fluctuations, competitive pressures to reduce prices, significant loss of business from major retailers, the success in developing new products and marketing initiatives, developments in product liability litigation, progress in achieving operational and capital efficiency goals, the success in identifying growth opportunities and acquisition candidates and the integration of these opportunities with existing businesses, progress in achieving structural and supply-chain reorganization goals.

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